Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

09045989

SUPPL

22 April 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SEC
Mail Processing
Section
APR 24 2009
Washington, DC
122

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leonard

Dennis Leong
Company Secretary

dlw 5/1

cag_cosec_syd_prd/68580_1

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,656
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	14,656 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 April 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	283,459,984	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	53,259,101	Options over Ordinary Shares at various exercise prices
		1,428,600	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,428,600 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 April 2009
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

20 April 2009

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 17 April 2009, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.001%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 17 April 2009, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.016%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

16 April 2009

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 28 February 2009, the following fully paid ordinary shares were issued at a price of $77.40 each on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited:

- 18,320 shares on 2 March 2009; and
- 733 shares on 12 March 2009.

Therefore, as at 31 March 2009 the number of issued fully paid ordinary $1.00 shares was 283,438,000.

Since the last notification to the ASX on 17 March 2009 of the positions as at 28 February 2009, the following issue of new options has been processed between 1 March 2009 and 31 March 2009:

- 35,000 options exercisable at $17.10 each and expiring 9 March 2014 (MQG0426); and
- 16,000 options exercisable at $23.17 each and expiring on 23 March 2014 (MQG0427).

Since the last notification to the ASX on 17 March 2009 of the positions as at 28 February 2009, the following lapses of unexercised options have been processed between 1 March 2009 and 31 March 2009:

- 6,000 options exercisable at $34.78 each and expiring on 30 March 2009 (MQG0248);

- 15,834 options exercisable at $33.76 each and expiring on 8 March 2009 (MQG0256);
- 5,836 options exercisable at $34.67 each and expiring on 22 March 2009 (MQG0257);
- 20,000 options exercisable at $33.11 each and expiring on 22 July 2009 (MQG0267);
- 3,004 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);
- 1,200 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 500 options exercisable at $39.64 each and expiring on 22 October 2009 (MQG0274);
- 4,069 options exercisable at $49.57 each and expiring on 22 March 2010 (MQG0293);
- 4,168 options exercisable at $60.41 each and expiring on 8 July 2010 (MQG0303);
- 56,917 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 4,168 options exercisable at $63.33 each and expiring on 22 August 2010 (MQG0308);
- 4,166 options exercisable at $65.72 each and expiring on 8 September 2010 (MQG0309);
- 8,668 options exercisable at $70.47 each and expiring on 23 January 2011 (MQG0324);
- 2,666 options exercisable at $60.35 each and expiring on 8 March 2011 (MQG0328);
- 2,666 options exercisable at $61.91 each and expiring on 23 March 2011 (MQG0329);
- 1,333 options exercisable at $70.21 each and expiring on 8 May 2011 (MQG0333);
- 83,262 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 1,333 options exercisable at $64.43 each and expiring on 8 September 2011 (MQG0345);
- 2,667 options exercisable at $73.31 each and expiring on 8 November 2011(MQG0353);
- 3,666 options exercisable at $78.24 each and expiring on 8 January 2012 (MQG0358);
- 22,000 options exercisable at $89.76 each and expiring on 8 May 2012 (MQG0371);
- 4,000 options exercisable at $87.77 each and expiring on 8 June 2012

(MQG0374);

- 4,000 options exercisable at $90.83 each and expiring on 23 July 2012 (MQG0377);
- 93,067 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 7,000 options exercisable at $71.41 and expiring on 22 August 2012 (MQG0380);
- 920 options exercisable at $71.41 and expiring on 10 September 2012 (MQG0382);
- 2,865 options exercisable at $71.41 and expiring on 8 October 2012 (MQG0386);
- 11,000 options exercisable at $63.34 and expiring on 8 February 2013 (MQG0394);
- 8,000 options exercisable at $54.69 and expiring on 22 February 2013 (MQG0395);
- 11,000 options exercisable at $47.79 and expiring on 10 March 2013 (MQG0396);
- 8,000 options exercisable at $56.79 and expiring on 8 April 2013 (MQG0398);
- 3,000 options exercisable at $52.89 and expiring on 10 June 2013 (MQG0402);
- 161,071 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407);
- 3,000 options exercisable at $48.61 each and expiring on 22 August 2013 (MQG0409);
- 2,000 options exercisable at $53.91 each and expiring on 8 September 2013 (MQG0410);
- 5,000 options exercisable at $53.91 each and expiring on 8 October 2013 (MQG0414); and
- 1,100 options exercisable at $53.91 each and expiring on 22 October 2013 (MQG0416).

The number of options on issue at 31 March 2009 was 52,911,588 all exercisable into one share per option.

Yours faithfully

Paula Walsh
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 March 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0260	1,668	$36.71	08/04/2009
MQG0261	8,168	$35.54	22/04/2009
MQG0262	26,700	$34.66	10/05/2009
MQG0263	14,168	$33.00	24/05/2009
MQG0264	8,334	$33.84	08/06/2009
MQG0265	9,170	$34.27	22/06/2009
MQG0266	15,002	$33.58	08/07/2009
MQG0267	474,797	$33.11	22/07/2009
MQG0268	1,186,960	$32.75	09/08/2009
MQG0269	908,122	$32.26	23/08/2009
MQG0270	1,668	$30.67	23/08/2009
MQG0271	334,328	$34.60	08/09/2009
MQG0272	67,946	$35.28	22/09/2009
MQG0273	83,146	$36.99	08/10/2009
MQG0274	24,867	$39.64	22/10/2009
MQG0275	44,988	$40.81	08/11/2009
MQG0276	48,868	$32.75	08/11/2009
MQG0277	11,667	$33.11	08/11/2009
MQG0278	26,920	$41.72	22/11/2009
MQG0279	88,902	$32.75	22/11/2009
MQG0280	27,760	$44.88	08/12/2009
MQG0281	4,900	$34.60	08/12/2009
MQG0283	26,668	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	10,000	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	55,975	$49.31	08/02/2010
MQG0289	8,336	$49.47	08/02/2010
MQG0291	50,620	$49.16	22/02/2010
MQG0292	22,502	$49.51	08/03/2010
MQG0293	21,668	$49.57	22/03/2010
MQG0294	38,336	$47.82	08/04/2010
MQG0295	43,335	$45.14	22/04/2010
MQG0296	22,162	$49.31	08/04/2010
MQG0297	26,666	$45.89	09/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	08/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	38,220	$60.41	08/07/2010
MQG0304	13,524	$63.42	22/07/2010
MQG0305	7,184,169	$63.34	01/08/2010
MQG0306	17,658	$62.13	08/08/2010
MQG0307	30,834	$63.34	08/08/2010
MQG0308	55,832	$63.33	22/08/2010

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 March 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0357	52,986	$75.57	22/12/2011
MQG0358	39,664	$78.24	08/01/2012
MQG0359	61,000	$79.33	22/01/2012
MQG0360	42,536	$82.57	08/02/2012
MQG0361	11,022	$83.55	22/02/2012
MQG0362	32,061	$80.01	08/03/2012
MQG0363	72,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	38,179	$85.30	10/04/2012
MQG0367	218,277	$87.73	23/04/2012
MQG0368	1,666	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	95,000	$89.76	08/05/2012
MQG0372	89,318	$94.48	22/05/2012
MQG0373	4,000	$80.04	08/06/2012
MQG0374	56,600	$87.77	08/06/2012
MQG0375	31,000	$91.30	22/06/2012
MQG0376	87,140	$87.18	09/07/2012
MQG0377	54,814	$90.83	23/07/2012
MQG0378	42,999	$73.86	08/08/2012
MQG0379	9,536,862	$71.41	15/08/2012
MQG0380	52,365	$71.41	22/08/2012
MQG0381	60,000	$68.06	22/08/2012
MQG0382	89,543	$71.41	10/09/2012
MQG0383	116,441	$71.49	10/09/2012
MQG0384	1,000	$71.41	24/09/2012
MQG0385	118,498	$76.69	24/09/2012
MQG0386	2,000	$71.41	08/10/2012
MQG0387	63,000	$86.34	08/10/2012
MQG0388	73,012	$82.37	22/10/2012
MQG0389	41,256	$77.55	22/11/2012
MQG0390	356,337	$79.38	10/12/2012
MQG0391	66,608	$74.30	24/12/2012
MQG0392	58,556	$72.27	08/01/2013
MQG0393	145,000	$64.40	22/01/2013
MQG0394	174,227	$63.74	08/02/2013
MQG0395	46,471	$54.69	22/02/2013
MQG0396	77,326	$47.79	10/03/2013
MQG0397	69,000	$51.34	25/03/2013
MQG0398	147,000	$56.79	08/04/2013
MQG0399	50,521	$59.16	22/04/2013
MQG0400	113,400	$63.09	08/05/2013
MQG0401	51,000	$59.58	22/05/2013

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 March 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0309	40,366	$65.72	08/09/2010
MQG0310	6,707	$63.34	08/09/2010
MQG0312	1,668	$35.28	22/09/2009
MQG0313	26,944	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	61,279	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	47,864	$66.92	08/11/2010
MQG0320	54,664	$70.60	22/11/2010
MQG0321	52,125	$68.24	08/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	25,916	$67.85	09/01/2011
MQG0324	25,151	$70.47	23/01/2011
MQG0325	80,229	$63.09	08/02/2011
MQG0327	20,371	$61.33	22/02/2011
MQG0328	58,334	$60.35	08/03/2011
MQG0329	18,806	$61.91	22/03/2011
MQG0330	70,168	$68.01	10/04/2011
MQG0331	23,446	$68.83	24/04/2011
MQG0332	2,500	$32.75	09/08/2009
MQG0333	75,435	$70.21	08/05/2011
MQG0334	17,409	$66.83	22/05/2011
MQG0335	21,587	$65.12	08/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	16,655	$68.03	10/07/2011
MQG0338	24,665	$62.75	22/07/2011
MQG0339	9,101,842	$61.79	01/08/2011
MQG0340	29,063	$61.79	08/08/2011
MQG0341	72,502	$60.99	08/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	69,112	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011
MQG0345	170,000	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	4,455	$61.79	09/10/2011
MQG0349	86,958	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	35,820	$72.17	23/10/2011
MQG0353	61,453	$73.31	08/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	15,916	$74.11	22/11/2011
MQG0356	20,333	$71.92	08/12/2011

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 March 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0402	81,000	$52.89	10/06/2013
MQG0403	31,000	$48.78	23/06/2013
MQG0404	53,000	$47.29	08/07/2013
MQG0405	83,288	$47.29	22/07/2013
MQG0406	56,000	$51.01	08/08/2013
MQG0407	16,538,763	$53.91	15/08/2013
MQG0408	94,323	$53.91	22/08/2013
MQG0409	125,289	$48.61	22/08/2013
MQG0410	43,875	$53.91	08/09/2013
MQG0411	161,000	$45.35	08/09/2013
MQG0412	123,757	$53.91	22/09/2013
MQG0413	157,000	$33.49	22/09/2013
MQG0414	97,200	$53.91	08/10/2013
MQG0415	118,000	$36.20	08/10/2013
MQG0416	163,850	$53.91	22/10/2013
MQG0417	83,300	$32.39	22/10/2013
MQG0418	85,000	$31.99	10/11/2013
MQG0419	53,000	$25.39	24/11/2013
MQG0420	63,000	$28.48	08/12/2013
MQG0421	45,000	$27.78	22/12/2013
MQG0422	69,000	$31.73	08/01/2014
MQG0423	35,000	$26.66	22/01/2014
MQG0424	28,000	$23.84	09/02/2014
MQG0425	11,000	$21.24	23/02/2014
MQG0426	35,000	$17.10	09/03/2014
MQG0427	16,000	$23.17	23/03/2014
	52,911,588		

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX/Media Release

MACQUARIE OFFER TO ACQUIRE UNITS FROM ELIGIBLE UNITHOLDERS IN BRISCONNECTIONS

SYDNEY, 21 April 2009 - Macquarie Group Limited (**Macquarie**[1]) provides this update in relation to BrisConnections Investment Trust and BrisConnections Holding Trust (**BCS**).

As the market has been previously advised:

- Macquarie, Deutsche Bank AG, Sydney Branch (**Deutsche**) and other parties had been in discussions on a proposal to put to retail unitholders in BCS; and
- no agreement had been reached on that proposal

Macquarie has today announced its own offer to approximately 80% of unitholders in BCS.

BCS unitholders are under absolutely no obligation to accept Macquarie's offer, and should not do so if they prefer to retain their units and pay the second instalment. Macquarie will shortly provide unitholders with information regarding the offer. Unitholders should also make themselves aware of the publicly available information regarding BCS, including the recent trading history of units, and consult their professional advisers if they are in doubt as to how to act.

[1] References to 'Macquarie' also include A.C.N. 136 024 970 Pty Ltd, the Macquarie Group Limited subsidiary which will make the Offer.

Overview of the Macquarie Offer

By the offer, Macquarie will acquire from Eligible Unitholders their units in BCS and assume their liability to pay remaining instalments, including the second instalment of $1.00 per BCS unit on 29 April 2009 (the **Offer**). This means that Eligible Unitholders who accept the Offer:

- will be obligated to transfer 100% of the BCS units that they hold to Macquarie; and
- will not be liable to pay the second instalment of $1.00 per BCS unit due on 29 April (the **Second Instalment**); and
- will not be liable to pay the third instalment of $1.00 per BCS unit due on 29 January 2010.

Who is an Eligible Unitholder?
Eligible Unitholders are those unitholders whose names appeared on the BCS unitholder register as at 7.00pm (Sydney time) on 14 April 2009 and who were the registered holders of 50,000 or fewer units in BCS as at that time. The Offer will only relate to the units held at that time – that is 50,000 units or fewer[2].

What price is paid for each unit?
No payment will be made to Eligible Unitholders who accept the Offer in respect of their units (except any reimbursement of Second Instalment payments already made, as outlined below).

However, Macquarie will arrange for payment of the Second Instalment to be made directly to BCS in respect of units owned by Eligible Unitholders who accept the Offer and who have delivered the necessary acceptances to Macquarie by the Due Date.

Macquarie will also reimburse Eligible Unitholders for any part of the Second Instalment they have already paid to BCS prior to accepting the Offer, up to $1.00 per unit.

What happens next?
Macquarie will despatch to Eligible Unitholders correspondence in relation to the Offer which includes an acceptance form. The correspondence despatched to Eligible Unitholders will contain the full terms of the Offer to acquire units from Eligible Unitholders.

What is the last time for Eligible Unitholders to accept the Offer?
Eligible Unitholders will need to complete the acceptance form and return it to the specified address by 5.00 pm on Monday 4 May 2009 (or such later date specified in the correspondence to be sent to Eligible Unitholders) (**Due Date**) to accept such offer, so that it is **actually received** by Macquarie by the Due Date.

Where can I get more information?
If you have any questions, please call the Information Line on 1800 622 202 (toll free within Australia) or +61 2 8280 7694 (for international callers and some Australian mobile phone users) Monday to Friday between 9.00am and 5.30pm (Sydney time).

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[2] This will be strictly based on registered holding. Macquarie will not have regard to any trust or nominee arrangements on which units may be held.

Neither this announcement nor the Offer correspondence nor any information provided on the Information Line constitutes advice. They do not take into account any individual investor's investment objectives, financial or tax situation or particular needs. Eligible Unitholders should consider their individual circumstances and consult professional advisers where appropriate.

Is the Offer a takeover bid?
No.

What about other retail unitholders?
Macquarie notes that an agreement in relation to all retail unitholders not being pursued by BCS would require approval from Deutsche under the underwriting agreement between Macquarie and Deutsche. No agreement between the parties has been reached.

Airport Link
The $4.8 billion Airport Link project is Australia's largest road infrastructure project and will create at least 10,000 direct and indirect jobs during construction. Macquarie has previously stated it is committed to BCS as advisor and underwriter. Today's announcement underscores that commitment.

Contacts:

Media

Paula Hannaford
+612 8232 4102

Investor Relations

Stuart Green
+612 8232 8845